UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                               (Amendment No. 2)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a).



                              ROYAL PRECISION, INC.
                         ------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                  780921-10-2
                                 --------------
                                 (CUSIP Number)


                            Kenneth J. Warren, Esq.
                     5134 Blazer Parkway, Dublin, OH 43017
                                 (614) 766-1960
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 26, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 2 of 12 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard P. Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,745,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,745,785
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,745,785 (1)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(1) Consists of (a) 1,566,235 shares held by CRT #3 (hereinafter defined) of which Richard P. Johnston and Jayne Johnston serve as co-Trustees; (b) 153,248 shares held by the Trust (hereinafter defined) of which Richard P. Johnston and Jayne Johnston serve as co-Trustees, and (c) 26,302 shares covered by an employee stock option held by Richard P. Johnston that is currently exercisable. Does not include 300,000 shares issuable upon exercise of the warrant held by the Johnston Family Charitable Foundation described in Item 6 hereof nor any shares that may be converted pursuant to the Subordinated Note described in Item 6.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 3 of 12 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jayne Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,745,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,745,785
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,745,785 (2)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(2) Consists of (a) 1,566,235 shares held by CRT #3 (hereinafter defined) of which Richard P. Johnston and Jayne Johnston serve as co-Trustees; (b) 153,248 shares held by the Trust (hereinafter defined) of which Richard P. Johnston and Jayne Johnston serve as co-Trustees, and (c) 26,302 shares covered by an employee stock option held by Richard P. Johnston that is currently exercisable. Does not include 300,000 shares issuable upon exercise of the warrant held by the Johnston Family Charitable Foundation described in Item 6 hereof nor any shares that may be converted pursuant to the Subordinated Note described in Item 6.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 4 of 12 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Johnston Family Charitable Remainder Unitrust #3
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Indiana, United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,566,235
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,566,235
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,566,235 (3)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    27.4%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------

(3)  Includes (a) 1,366,235 shares held by the CRT #3 (hereinafter  defined) and
     (b) 200,000 shares covered by a currently exercisable Put Agreement with Christopher A. Johnston dated August 31, 2001 (Exhibit 2 to Amendment No. 1 (hereinafter defined)).

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 5 of 12 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Johnston Family Living Trust u/a dtd 4/11/94
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Wyoming, United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     153,248
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     153,248
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    153,248
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 6 of 12 Pages
---------------------                                         ------------------

ITEM 1. SECURITY AND ISSUER.

     Common Stock, par value $.001 per share
     Royal Precision, Inc.
     15170 North Hayden Road, Suite 1
     Scottsdale, AZ 85260

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, by the following: Richard P. Johnston, Jayne Johnston, the Johnston Family Charitable Remainder Unitrust #3 (the "CRT #3"), and the Johnston Family Living Trust (the "Trust") (sometimes referred to herein as the "Reporting Persons"). The Reporting Persons are making this Amendment No. 2 to Schedule 13D (this "Amendment") to amend the Schedule 13D of the Reporting Persons as filed with the Securities and Exchange Commission on March 1, 2001, and as amended by Amendment No. 1 thereto filed on September 12, 2001 ("Amendment No. 1") (the original Schedule 13D as amended by amendment No. 1 being herein referred to as the "Amended Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Amended Schedule 13D. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) - (f),  for each  Reporting  Person,  remains  as  reported  in Amended
Schedule 13D.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 7 of 12 Pages
---------------------                                         ------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     During September and October, 2001, the CRT #3 acquired an additional 18,376 shares in the open market for a total consideration of $40,722.81 which shares were acquired with its own funds.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

     The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. Each of the Reporting Persons intends to review continuously his, her or its equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the Reporting Persons may determine to increase or decrease its equity interest in the Issuer by acquiring additional shares of Common Stock or warrants therefor (or exercising warrants therefor, or converting promissory notes, for shares of Common Stock in accordance with the terms and conditions of such Reporting Person's respective warrant agreement or promissory notes) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so. In addition, in connection with the Issuer's ongoing needs for additional capital, the Reporting Persons have from time to time engaged in discussions with respect to one or more possible privately negotiated investments in the Issuer which may be purchases of additional common stock, loans or direct investments in assets of the Issuer, or a combination of all, and which may involve one or more additional accredited individual or institutional investors or lenders.

     Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals that relate to or would result in any of the following, although each of them may consider certain of such types of transactions and reserves the right to develop such plans or proposals in the future:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capital or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g)  Changes  in  the  Issuer's   charter,   bylaws,   or  instruments
     corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those set forth in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

     Richard P. Johnston. Richard P. Johnston is a trustee of the CRT #3 and the Trust. In addition to the shares owned by those entities, Mr. Johnston is reporting 26,302 common shares subject to options exercisable within 60 days. Mr. Johnston expressly declares that his filing of this Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D except for the 26,302 common shares subject to options which are owned directly by Mr. Johnston.

     Jayne Johnston. Jayne Johnston is the spouse of Richard P. Johnston and a trustee of the CRT #3 and the Trust. In addition to the shares owned by those entities, Mrs. Johnston is reporting 26,302 common shares which are subject to options exercisable within 60 days which are owned directly by Mr. Johnston. Mrs. Johnston expressly declares that her filing of this Schedule 13D shall not be construed as an admission that she is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D except for the 26,302 common shares subject to options which are owned directly by Mr. Johnston.

     CRT #3. The CRT # 3 expressly declares that its filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for the 1,566,235 shares owned directly by the CRT #3.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 8 of 12 Pages
---------------------                                         ------------------

     Trust. The Trust expressly declares that its filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for the 153,248 shares owned directly by the Trust.

     Richard P. Johnston:

        (a) (i) Amount Beneficially Owned: 1,745,785 shares

            (ii) Percent of Class: 30.6%

        (b) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: -0-

            (ii)  Shared power to vote or to direct the vote: 1,745,785

            (iii) Sole power to dispose or to direct the disposition of: -0-

            (iv)  Shared power to dispose or to direct the disposition of:
                  1,745,785

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

     Jayne Johnston:

        (a) (i) Amount Beneficially Owned: 1,745,785 shares

            (ii) Percent of Class: 30.6%

        (b) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: -0-

            (ii)  Shared power to vote or to direct the vote: 1,745,785

            (iii) Sole power to dispose or to direct the disposition of: -0-

            (iv)  Shared  power to dispose or to direct  the  disposition  of:
                  1,745,785

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 9 of 12 Pages
---------------------                                         ------------------

        Johnston Family Charitable Remainder Unitrust #3:

        (a) (i) Amount Beneficially Owned: 1,566,235 shares

            (ii) Percent of Class: 27.4%

        (b) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: -0-

            (ii)  Shared power to vote or to direct the vote: 1,566,235

            (iii) Sole power to dispose or to direct the disposition of: -0-

            (iv)  Shared  power to dispose or to direct  the  disposition  of:
                  1,566,235

          (c) On the dates set forth below, the CRT #3 purchased an aggregate of 18,376 shares:

                Date            Number of Shares          Price Per Share($)
                ----            ----------------          ------------------
                9/4/01                500                       2.4859
                9/5/01                500                       2.4859
                9/6/01                500                       2.4861
                9/7/01                500                       2.4861
                9/7/01              1,000                       2.4995
               9/10/01                500                       2.5787
               9/17/01              1,000                       2.4995
               9/18/01                500                       2.4465
               9/19/01              1,000                       2.1485
               9/20/01                500                       2.1495
               9/21/01                500                        1.897
               9/24/01                500                        1.897
               9/25/01                800                         2.20
               9/25/01                200                       2.3968
               9/26/01                500                         2.40
               9/27/01              1,500                       2.3988
               9/28/01                500                       2.3988
               10/1/01              1,000                       2.4384
               10/2/01                500                       2.2445
               10/3/01                500                       2.2475
               10/3/01              1,000                       1.9975
               10/4/01                500                        1.998
               10/4/01              1,000                       1.9985
               10/5/01                500                       1.9995
               10/5/01                500                        2.049
               10/5/01                500                         2.05
              10/26/01                876                         1.50
              10/31/01                500                       1.6787

            All of said purchases were made in the open market on the Nasdaq National Market System.

        (d) Not applicable.

        (e) Not applicable.

        Johnston Family Living Trust u/a dtd. 4/11/94:

        (a) (i) Amount Beneficially Owned: 153,248 shares

            (ii) Percent of Class: 2.7%

        (b) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: -0-

            (ii)  Shared power to vote or to direct the vote: 153,248

            (iii) Sole power to dispose or to direct the disposition of: -0-

            (iv)  Shared  power to dispose or to direct  the  disposition  of:
                  153,248

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

The percentages set forth in this Amendment reflect the percentage share ownership with respect to 5,681,711 shares, the number of shares of Issuer's common stock outstanding as of August 31, 2001, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 19, 2001.

                                 SCHEDULE 13D/A
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 10 of 12 Pages
---------------------                                        -------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     (a) On October 26, 2001, the Johnston Family Charitable Foundation ("Johnston Foundation") lent to Royal Precision, Inc. (the "Company"),
$1,250,000 evidenced by the Company's subordinated promissory note ("Subordinated Note") which bears interest at the rate of 13% per annum and matures in 12 months. The Subordinated Note is subordinate to the Company's bank credit facilities. In connection with such financing, the Johnston Foundation also received a warrant to purchase 300,000 shares of the Company's common stock at a price of $0.25 per share. Additionally, upon default, the Johnston Foundation will have an option to convert the indebtedness into common stock of the Company at an exchange ratio of $0.25 per share with respect to any outstanding principal and accrued interest that is not repaid in full on or before the maturity date. Until stockholder approval of the transaction, the Johnston Foundation may only exercise the conversion option for up to an aggregate of 25,000 shares. The warrant may not be exercised until stockholder approval. Richard P. Johnston and Jayne Johnston are members of the Board of Trustees of the Johnston Foundation.

     (b) The Option Agreement between the CRT #3 and Thomas A. Schneider dated July 24, 2001 (Exhibit 5 to Amendment No. 1 to Schedule 13D/A dated August 31,
2001) has terminated by its terms upon Mr. Schneider's resignation as a director of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1.   Statement Pursuant to Rule 13d-1(k)

     2. Subordinated Note from the Company to the Johnston Family Charitable Foundation in the amount of $1,250,000 dated October 26, 2001.

     3. Warrant 001 issued to Johnston Family Charitable Foundation dated October 26, 2001, for the purchase of 300,000 shares of the Company.

                                 SCHEDULE 13D/A
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 11 of 12 Pages
---------------------                                        -------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                November 12, 2001
                                ------------------------------------------------
                                (Date)

                                /s/ Richard P. Johnston
                                ------------------------------------------------
                                (Signature)

                                Richard P. Johnston
                                ------------------------------------------------


                                November 12, 2001
                                ------------------------------------------------
                                (Date)

                                /s/ Jayne Johnston
                                ------------------------------------------------
                                (Signature)

                                Jayne Johnston
                                ------------------------------------------------


                                November 12, 2001
                                ------------------------------------------------
                                (Date)

                                Johnston Family Charitable Remainder Unitrust #3

                                By: /s/ Richard P. Johnston
                                ------------------------------------------------
                                (Signature)

                                Richard P. Johnston, Trustee
                                ------------------------------------------------


                                November 12, 2001
                                ------------------------------------------------
                                (Date)

                                Johnston Family Living Trust u/a Dtd. 4/11/94

                                By: /s/ Richard P. Johnston
                                ------------------------------------------------
                                (Signature)

                                Richard P. Johnston, Trustee
                                ------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 12 of 12 Pages
---------------------                                        -------------------

                                  EXHIBIT INDEX

Exhibit                                 Description
-------                                 -----------

     1.   Statement Pursuant to Rule 13d-1(k)

     2. Subordinated Note from the Company to the Johnston Family Charitable Foundation in the amount of $1,250,000 dated October 26, 2001.

     3. Warrant 001 issued to Johnston Family Charitable Foundation dated October 26, 2001, for the purchase of 300,000 shares of the Company.